

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via E-mail   May 9, 2014

Mr. James C. Fish, Jr. CFO
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

       Re: **Waste Management, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2013
            Filed February 18, 2014
            File No. 1-12154

Dear Mr. Fish:

     We have reviewed your response letter dated April 16, 2014, and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments.

Note 7 – Debt, page 102

We note your response to our prior comment 2 and understand that at both December 31, 2012 and 2013 you classified over $1 billion of short-term debt as long-term based primarily on an intent and ability to refinance on a long-term basis. It is not clear whether such borrowings have in fact been consistently refinanced on a long-term basis. In order for us to complete our analysis, please tell us the specific funding sources used to liquidate/refinance the $420 million and $587 million of short-term obligations outstanding at December 31, 2012 that you had classified as long-term. Compliance with ASC 470-10-45-12B should be clearly evident.

     You may contact Thomas D'Orazio at (202) 551-3825, or, in his absence, Al Pavot at (202) 551-3738 if you have any questions.

                              Sincerely,

                              /s/ Terence O'Brien

                              Terence O'Brien
                              Accounting Branch Chief